METALLA PROVIDES CORPORATE UPDATE

FOR IMMEDIATE RELEASE	TSXV: MTA
March 24, 2020	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla", "we" or the "Company") (TSXV: MTA) (NYSE American: MTA) is providing an update with respect to the unpredictable impacts and evolving news related to the COVID-19 pandemic, and on the Company's cash dividend program.

ARGENTINA ROYALTIES

As disclosed by Pan American Silver Corp. ("Pan American") by news release on March 23, 2020, operations at Pan American's COSE and Joaquin mines in Argentina have been temporarily suspended in order to comply with a mandatory national quarantine. The government of Argentina imposed the quarantine in response to the COVID-19 pandemic and stated that it will be in effect until March 31, 2020.

The impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict. COSE and Joaquin were both expected to be ramping up production in the first half of 2020.  While we expect near-term cash flow on Metalla's royalties on these assets to be lighter than previously anticipated, we believe the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines.

While Metalla has not received any notification of closures at any of the other mine sites on which we hold royalties, we believe it is reasonable to expect that actions taken to reduce the spread of the COVID-19 pandemic will affect global mining production levels during 2020.

Metalla will continue to monitor the situation and update the market if additional information is available.

DIVIDEND SCHEDULE

Declared dividends will continue for April and May 2020 (as set out in the schedule in the Company's news release dated February 20, 2020). Going forward, the board will continue to monitor the impact of the COVID-19 pandemic and assess whether or not any future dividend declarations will be made during this period of disruption to global mining production. Declarations of dividends will continue to be based on our dividend policy of paying out a target rate of 50% of the operating cash flow.

Brett Heath, President and CEO of Metalla commented, "The dividend policy is a central part of our philosophy. As cash flow increases, so will the dividend, if cash flow decreases temporarily, it will also have the same effect. We believe Metalla has one of the most attractive development pipelines with some of the strongest counterparties that will continue to advance their operations even through volatile markets. Although we can't predict the long-term impact of the COVID-19 situation, we believe Metalla is best positioned to add more accretive transactions in the future to further diversify and grow our Company."

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the expected timeframe for a mandatory quarantine in Argentina, the potential impact on cash flow, the disruption of mining or development activities at other properties on which the Company holds  royalties or streams, the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Metalla's business, operations and financial condition, the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.